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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           JEVIC TRANSPORTATION, INC.
                           (NAME OF SUBJECT COMPANY)

                             JPF ACQUISITION CORP.
                               YELLOW CORPORATION
                                   (BIDDERS)
                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   47719P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                          WILLIAM F. MARTIN, JR., ESQ.
                             SENIOR VICE PRESIDENT
                               YELLOW CORPORATION
                                 P.O. BOX 7563
                                10990 ROE AVENUE
                          OVERLAND PARK, KANSAS 66211
                           TELEPHONE: (913) 696-6100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                             W. LESLIE DUFFY, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                         NEW YORK, NEW YORK 10005-1702
                           TELEPHONE: (212) 701-3000

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
            ----------------------                    ----------------------
                $172,170,642.00                            $34,434.13

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 5,739,544 outstanding Class A Common Shares at a purchase price of $14.00 per Class A Common Share and an aggregate of 6,558,359 Common Shares consisting of 4,994,303 outstanding Common Shares and 1,564,056 Common Shares issuable upon exercise of options at a purchase price of $14.00 per Common Share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate Shares purchased.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:    None
Form or Registration No.:  Not Applicable
Filing Party:              Not Applicable
Date Filed:                Not Applicable

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

                                 SCHEDULE 14D-1

---------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           Yellow Corporation

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           I.R.S. No. 48-0948788
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)                                         (a) [ ]
                                                                 (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS (See Instructions)

           BK, WC
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0*
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           (See Instructions) [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (See Instructions)

           HC and CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

---------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           JPF Acquisition Corp.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           I.R.S. No. NA
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS (See Instructions)

           AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           0*
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           (See Instructions) [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (See Instructions)

           CO
---------------------------------------------------------------------------

* On June 6, 1999, Yellow Corporation ("Parent"), JPF Acquisition Corp. (the "Purchaser"), and each holder of Class A Common Shares (each, a "Class A Common Shareholder" and, together, the "Class A

  Common Shareholders") entered into a Tender and Voting Agreement (the "Tender and Voting Agreement") pursuant to which, under certain circumstances set forth therein, the Class A Common Shareholders have agreed to tender 5,701,794 Class A Common Shares in the aggregate in the Offer. The Tender and Voting Agreement is described in more detail in Section 10 of the Offer to Purchase dated June 9, 1999, attached hereto as Exhibit (a)(1). The Tender and Voting Agreement is attached hereto as Exhibit (c)(1).

     This Schedule 14D-1 Tender Offer Statement and Schedule 13D (this "Statement") relates to the offer by JPF Acquisition Corp., a New Jersey corporation (the "Purchaser"), and a wholly owned subsidiary of Yellow Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Class A Common Stock, no par value (the "Class A Common Shares"), and all outstanding shares of Common Stock, no par value (the "Common Shares" and, together with the Class A Common Shares, the "Shares"), of Jevic Transportation, Inc., a New Jersey corporation (the "Company"), at a price of $14.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Jevic Transportation, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive offices is 600 Creek Road, Delanco, New Jersey 08075.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends on Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1 and Schedule 13D. The information set forth in the Introduction, Section 8 ("Certain Information Concerning Parent and the Purchaser") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best knowledge of Parent and the Purchaser, the persons listed in
Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Sections 8 ("Certain Information Concerning Parent and the Purchaser"), 9 ("Background of the Offer"), 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(b) The information set forth in the Introduction, and Sections 9 ("Background of the Offer"), 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements"), and 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements") of the Offer to Purchase is incorporated herein by reference.

     (d)-(e) The information set forth in Sections 9 ("Background of the Offer"), 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements"), 11 ("Purpose of the Offer; Plans for the Company"), and 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Sections 11 ("Purpose of the Offer; Plans for the Company") and 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Sections 8 ("Certain Information Concerning Parent and the Purchaser") and 9 ("Background of the Offer") of the Offer to Purchase and the Tender and Voting Agreement, a copy of which is attached hereto as Exhibit (c)(1), are incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE
       SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, and Sections 9 ("Background of the Offer") and 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements") of the Offer to Purchase and the Tender and Voting Agreement, a copy of which is attached hereto as Exhibit (c)(1), are incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Sections 9 ("Background of the Offer") and 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Sections 7 ("Certain Information Concerning the Company"), 8 ("Certain Information Concerning Parent and the Purchaser"), 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements") and 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c), (e) The information set forth in Sections 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements") and 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Sections 10 ("The Merger Agreement; The Tender and Voting Agreement; The Employment Agreements"), 11 ("Purpose of the Offer; Plans for the Company"), and 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  --   Offer to Purchase dated June 9, 1999.
(a)(2)  --   Letter of Transmittal.
(a)(3)  --   Notice of Guaranteed Delivery.
(a)(4)  --   Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(5)  --   Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(6)  --   Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(7)  --   Text of Press Release issued by Parent on June 7, 1999.
(a)(8)  --   Form of Summary Advertisement dated June 9, 1999.
(b)(1)  --   Revolving Credit Agreement, dated as of September 24, 1997.
(b)(2)  --   Receivables Purchase Agreement, dated as of August 2, 1996.
(c)(1)  --   Tender and Voting Agreement among Parent, the Purchaser and the Class A Common Shareholders dated June 6, 1999.
(c)(2)  --   Agreement and Plan of Merger among Parent, the Purchaser and the Company dated June 6, 1999.
(c)(3)  --   Employment Agreement of Raymond M. Conlin.
(c)(4)  --   Employment Agreement of Brian J. Fitzpatrick.
(c)(5)  --   Employment Agreement of Paul J. Karvois.
(c)(6)  --   Employment Agreement of Joseph A. Librizzi.
(c)(7)  --   Amended and Restated Severance Agreement of Raymond M.
             Conlin.
(c)(8)  --   Amended and Restated Severance Agreement of Brian J.
             Fitzpatrick.
(c)(9)  --   Amended and Restated Severance Agreement of Paul J. Karvois.
(c)(10) --   Amended and Restated Severance Agreement of Joseph A.
             Librizzi.
(c)(11) --   Confidentiality Agreement between Parent and the Company
             dated December 22, 1998.
(d)     --   Not applicable.
(e)     --   Not applicable.
(f)     --   Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          JPF ACQUISITION CORP.

                                          By:  /s/ WILLIAM F. MARTIN, JR.
                                            ------------------------------------
                                            Name: William F. Martin, Jr.
                                            Title: Vice President

                                          YELLOW CORPORATION

                                          By:  /s/ WILLIAM F. MARTIN, JR.
                                            ------------------------------------
                                            Name: William F. Martin, Jr.
                                            Title: Senior Vice President

Dated: June 9, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                                      SEQUENTIAL
  NO.                                  DESCRIPTION                           PAGE NUMBER
-------                                -----------                           -----------
(a)(1)    --   Offer to Purchase dated June 9, 1999.
(a)(2)    --   Letter of Transmittal.
(a)(3)    --   Notice of Guaranteed Delivery.
(a)(4)    --   Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
(a)(5)    --   Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
(a)(6)    --   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(7)    --   Text of Press Release issued by Parent on June 7, 1999.
(a)(8)    --   Form of Summary Advertisement dated June 9, 1999.
(b)(1)    --   Revolving Credit Agreement, dated as of September 24, 1997.
(b)(2)    --   Receivables Purchase Agreement, dated as of August 2, 1996.
(c)(1)    --   Tender and Voting Agreement among Parent, the Purchaser and the Class A Common Shareholders dated June 6, 1999.
(c)(2)    --   Agreement and Plan of Merger among Parent, the Purchaser and the Company dated June 6, 1999.
(c)(3)    --   Employment Agreement of Raymond M. Conlin.
(c)(4)    --   Employment Agreement of Brian J. Fitzpatrick.
(c)(5)    --   Employment Agreement of Paul J. Karvois.
(c)(6)    --   Employment Agreement of Joseph A. Librizzi.
(c)(7)    --   Amended and Restated Severance Agreement of Raymond M.
               Conlin.
(c)(8)    --   Amended and Restated Severance Agreement of Brian J.
               Fitzpatrick.
(c)(9)    --   Amended and Restated Severance Agreement of Paul J. Karvois.
(c)(10)   --   Amended and Restated Severance Agreement of Joseph A.
               Librizzi.
(c)(11)   --   Confidentiality Agreement between Parent and the Company
               dated December 22, 1998.
(d)       --   Not applicable.
(e)       --   Not applicable.
(f)       --   Not applicable.